Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC Pink - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES CLOSING OF $750,000 PRIVATE PLACEMENT

Vancouver, British Columbia – July 17, 2015 – Further to its news releases of May 13 and July 7, 2015, Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to advise that it has today closed its private placement financing and has issued to subscribers 6,000,000 common shares accompanied by warrants for the acquisition of up to 3,000,000 additional shares at the exercise price of $0.25 per share with a warrant term of two years expiring July 17. 2017.

Cash proceeds to the Company are $750,000.

The Company has also issued 43,200 common shares and warrants for the acquisition of up to 21,600 additional shares as a six per cent finder’s fee on 720,000 units placed by a member firm of the Exchange.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s Lewis Gold Project in Nevada, USA and for general corporate purposes.

All securities issued or issuable pursuant to this financing are subject to a four month hold period expiring November 18, 2015.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.